EXHIBIT 18.01

PREFERABILITY LETTER

February 21, 2005

Board of Directors
Martin Marietta Materials, Inc.
2710 Wycliff Road
Raleigh, NC 27622-0013

Ladies and Gentlemen:

Note J to the Consolidated Financial Statements of Martin Marietta Materials, Inc. included in its annual report on Form 10-K for the year ended December 31, 2004 describes a change in the measurement date for its pension and postretirement plans from year-end to November 30. Management believes that the change in measurement date is preferable in the circumstances because it (i) improves the Corporation’s control procedures by allowing additional time for management to review the completeness and accuracy of the actuarial pension and postretirement measurements and (ii) allows the Corporation to fully address this matter before the Corporation’s staff is immersed in the year-end financial statement close process and the conclusion of the initial evaluation of internal controls over financial reporting. The Corporation has stated that the new measurement date will allow the Corporation adequate time to review its pension and postretirement plans’ calculations prior to future Securities and Exchange Commission accelerated filing requirements. In accordance with your request, we have reviewed and discussed with Corporation officials the circumstances and business judgment and planning upon which the decision to make this change in the method of accounting was based.

With regard to the aforementioned accounting change, authoritative criteria have not been established for evaluating the preferability of one acceptable method of accounting over another acceptable method. However, based on our review and discussion and with reliance on management’s business judgment, we concur that the change in measurement date is preferable in the Corporation’s circumstances.

Very truly yours,

Ernst & Young LLP